Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TrueGen Health, Inc.
932 S BRUNER ST
HINSDALE, IL 60521
https://www.addyourlabs.io/

Up to $124,000.00 in Class B Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: TrueGen Health, Inc.
Address: 932 S BRUNER ST, HINSDALE, IL 60521
State of Incorporation: DE
Date Incorporated: December 01, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Class B Common Stock
Offering Maximum: $124,000.00 | 62,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $200.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an 10% bonus shares

Amount-Based:

$1,000+

Tier 1 | $1,000

2% Bonus Shares

$1,500+

Tier 2 | $1,500

4% Bonus Shares

$2,500+

Tier 3 | $2,500

6% Bonus Shares

$5,000+

Tier 4 | $5,000

8% Bonus Shares

$10,000+

Tier 5 | $10,000

12% Bonus Shares

$20,000+

Tier 6 | $20,000

20% Bonus Shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Add Your Labs will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.00 per share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

TrueGen Health, Inc. dba Add Your Labs has developed cloud-based software for medical testing laboratories. The software is used to manage the operations of both the lab and non-lab processes.

Medical labs are a critical part of our healthcare. Lab tests inform 70% of all medical decisions. Medical labs were at the forefront in the fight against the COVID-19 pandemic. But they suffer from a severe shortage of qualified workers.

Our software helps eliminate the need for more people by automating manual business processes and integrating them with other software systems. The goal of our software is to deliver a more seamless workflow that requires less human intervention. The benefit is higher quality, processing more tests, lower costs, and greater profitability.

Source: https://www.cdc.gov/csels/dls/strengthening-clinical-labs.html

Source: https://www.forbes.com/sites/judystone/2022/04/28/were-facing-a-critical-shortage-of-medical-laboratory-professionals/?sh=ae79842260c2

TrueGen Health, Inc. dba Add Your Labs was initially organized as Adamo Diagnostics, LLC, an Illinois limited liability company on April 22, 2020, and converted to a Delaware corporation on December 1, 2021.

Competitors and Industry

Competitors

Historically, the industry offered Laboratory Information Management Systems (LIMS) or Laboratory Information Systems (LIS) options. Most software options have very limited functionality, operate a limited part of their workflow, and has highly limited integration and automation possibilities. Businesses had to adjust to fit the software and use several separate systems that didn't communicate to operate the entire business. Even worse, businesses had no options to interact with their clients.

A new set of competitors offers enhanced functionality including cloud-based options that have some customization capabilities. Competitors of these new type of companies that will directly compete with Add Your Labs includes the following: Ovation (https://www.ovation.io/); L7 Informatics (https://l7informatics.com); VarTeq (https://varteq.com/); CrelioHealth (https://creliohealth.com/)

Add Your Labs offers new innovative software to help small to medium-sized labs operate their entire business. We believe our flexibility, integrations, and automation workflows provide what medical labs really need!

Industry

The U.S. Clinical Laboratory Software Market is estimated to be $3.8 billion in 2021, growing to $6.1 billion by 2026 [10% 5-year CAGR]*.

Add Your Labs' U.S. Target Market is estimated to be $1.2B in 2021 growing to $2.0B by 2026 [10% 5-year CAGR]. Our target market size estimates are based on the below assumptions:

US Market # of labs ASP/mo ASP/yr PAM TAM

Total CLIA Labs 317,248 $1,000 $12,000 $3.8B

Independent 16,707 $2,500 $30,000 $501M

POLs 123,896 $500 $6,000 $743M

** https://www.cms.gov/Regulations-and-Guidance/Legislation/CLIA/CLIA_Statistical_Tables_Graphs*

Current Stage and Roadmap

Current Stage

Add Your Labs launched its first version (v1) software application (i.e. our product) just 4 months after we were founded. Our v1 has been on the market for over 18 months and has generated approximately $425k in lifetime revenue.

Future Roadmap

Our goal is to expand our customer base as we continue to collect customer insights. These insights are being inputted into the design of our v2 app which should launch Q4 2022 or Q1 2023. v2 will allow us to expand our footprint in the market.

The Team

Officers and Directors

Name: Frank Adamo

Frank Adamo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and CEO
  Dates of Service: December, 2021 - Present
  Responsibilities: Overall management, strategic direction, and execution. Frank Adamo presently does not receive a salary and holds 3,460,000 shares of Class A Common Stock.

- **Position:** President
  Dates of Service: December, 2021 - Present
  Responsibilities: Operational lead

- **Position:** Secretary
  Dates of Service: December, 2021 - Present
  Responsibilities: Keeps corporate records and prepares minutes of the board meetings as well as shareholder meetings

- **Position:** Treasurer
  Dates of Service: December, 2021 - Present
  Responsibilities: Manage or oversee the management of the financial affairs of the organization,

- **Position:** Chair of Board
  Dates of Service: December, 2021 - Present
  Responsibilities: Maintains focus on what is best for the company or organization.

Other business experience in the past three years:

- **Employer:** MyGenetics, LLC (dba Visible Genomics)
  Title: Founder and CEO
  Dates of Service: December, 2017 - April, 2021
  Responsibilities: Executive management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product,

that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common Stock in the amount of up to $250,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable

to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for

online capital formation.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on

the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
TrueGen Health, Inc. (dba 'Add Your Labs') was formed on December 01, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. TrueGen Health, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that TrueGen Health, Inc. (dba 'Add Your Labs') is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is

possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on TrueGen Health, Inc. (dba 'Add Your Labs') or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on TrueGen Health, Inc. (dba 'Add Your Labs') could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Frank Adamo	5,674	Unknown	
Frank Adamo	5,269	Unknown	56.744%
Frank Adamo	1,986,040	Class A Common Stock	

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Simple Agreements for Future Equity (SAFEs) . As part of the Regulation Crowdfunding raise, the Company will be offering up to 62,000 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 3,500,000 with a total of 3,500,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis, 3,500,000 shares, includes 3,500,000 shares of Class A Common Stock and does not include any issued or unissued options.

** Please see the Company's Certificate of Amendment of Certificate of Incorporation attached as Exhibit F to the Form C filing.*

Class B Common Stock

The amount of security authorized is 1,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 3,500,000 shares, includes 3,500,000 shares of Class A Common Stock and does not include any issued or unissued options.

** Please see the Company's Certificate of Amendment of Certificate of Incorporation attached as Exhibit F to the Form C filing.*

Simple Agreements for Future Equity (SAFEs)

The security will convert into Preferred stock and the terms of the Simple Agreements for Future Equity (SAFEs) are outlined below:

Amount outstanding: $150,000.00
Maturity Date: May 31, 2023
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $4,000,000.00
Conversion Trigger: The Company receives gross proceeds of at least $500,000

Material Rights

There are no material rights associated with Simple Agreements for Future Equity (SAFEs) .

What it means to be a minority holder

As a minority holder of TrueGen Health, Inc. (dba 'Add Your Labs') of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1.00
  Number of Securities Sold: 1,000
  Use of proceeds: Founding of the company, Product development and commercialization
  Date: December 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $150,000.00
  Use of proceeds: Sales marketing (50%), R&D (30%), and G&A (20%)
  Date: November 17, 2022
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $117,588 compared to $220,483 in fiscal year 2021. The company was only operating for approximately 8 months in 2020 and a full 12 months in 2021.

Cost of sales

Cost of Sales for fiscal year 2020 was $56,711 compared to $52,996 fiscal year 2021. There was a slight decrease in the cost of sales from 2020 to 2021 even after just 8 months of operations in 2020. We were able to control and decrease much of our costs in 2021 by learning and implementing several efficiencies.

Gross margins

Gross margins for fiscal year 2020 were $60,876 compared to $167,486 in fiscal year 2021.

The decrease in COGS decreased significantly from 2020 to 2021 because we were more focused on the software sales vs. other testing services we provided in 2020. Also, our revenue increased in 2021 due to being in operations for a full 12 months. For these two reasons, our gross margins improved significantly from 2020 to 2021.

Expenses

Expenses for fiscal year 2020 were $92,976 compared to $187,151 in fiscal year 2021.

There was a significant increase in expenses from 2020 to 2021 due to a full 12 months in operation in 2021, compared to just 8 months of operations in 2020. Additionally, much of our product development amortization was reported in 2021. Lastly, we hired contractors in 2021 which also added to the increase in expenses.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we have had over 18 months of commercial and revenue with our first product in the market, and are increasing our customer base which should drive additional revenue. Past cash was primarily generated through sales. Our goal is to hit $1 million in sales and >80% gross profit in 2023.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2022, the Company has capital resources available in the form of a line of credit for $50,000 from Left Turn, LLC.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations because these funds are required to support sales and marketing and customer expansion.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, over 50% will be made up of funds raised from this crowdfunding campaign if we reach our maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3 months. This is based on a current monthly burn rate of $15,000 for expenses related to development and salaries (which are significantly under fair market value).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 16 months. This is based on a current monthly burn rate of $15,000 for expenses related to development and salaries (which are significantly under fair market value).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is offering simple agreements for future equity ("SAFEs ") up to an aggregate amount of $1,000,000 in offerings intended to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Rule 506(c) of Regulation D of the Securities Act (the "Financing"). Pursuant to terms of the SAFEs, the Company is contemplating offering Preferred Stock in its next equity financing. The issuance of Preferred Stock and the conversion of the SAFEs will impact investors holding Class B Common Stock, as their Company percentage interest on a fully diluted basis will be diluted as more shares are issued and outstanding and the Preferred Stock will be senior to Common Stock for purposes of distributions, liquidation and other preferred rights negotiated by such investors at that time.

Indebtedness

- **Creditor:** Left Turn, LLC
  Amount Owed: $25,000.00
  Interest Rate: 8.0%
  Maturity Date: March 30, 2023

Related Party Transactions

- **Name of Entity:** Vicki Nardo
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Vicki Nardo invested in equity in the company in the amount of $10,000.
  Material Terms: Equity investment terms of $10,000 were standard terms that all initial investors received according to the company's bylaws.

Valuation

Pre-Money Valuation: $7,000,000.00

Valuation Details:

The pre-money valuation (PMV) of $7,000,000 was set based on a multiple of the total amount which was invested into the company.

The total amount invested in the company to date is $721,000 ($286,000 founding investment + $435,000 of revenue reinvested in the company). The multiple used for the company's valuation was 10x, putting the PMV [$721k x 10x], to $7,000,000. We believe 10x is a highly conservative multiple to use since the reported actual 2021 average multiple for the industry is 34x.

In addition, Add Your Labs' software is well-positioned to grow within an industry (clinical lab software) that is estimated at $3.8B in 2021 and growing to $6.1B by 2026 [5-year CAGR 10%]. Our target market, which we will serve, is estimated to be $1.2B in 2021 growing to $2.0B by 2026. We feel that we are well positioned with a differentiated product to capture market share quickly.

To date, Add Your Labs has generated $435,000 of revenue on $75,000 of sales and marketing spend, a 5.5x return on investment (ROI), which is considered strong. With the ability to generate a strong ROI, we estimate that we can grow revenues to over $10,000,000 by 2025.

Please note, that the above are estimates based on Company analysis. Revenue results are not guaranteed and can vary greatly based on changing market conditions.

The total number of shares outstanding on a fully diluted basis, 3,500,000 shares, includes 3,500,000 shares of Class A Common Stock and does not include any issued or unissued options.

The Company set its valuation internally without a formal-third party independent evaluation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $150,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  50.0%
  To date, we earned $425,000 in revenue on just $75,000 in marketing spent. That's a ROI of 450%. We are engaged with or building programs to target our target customer base including Digital marketing, Distributorship, Direct Sales, and Strategic Partners. However, we need to accelerate our marketing. Therefore, 50% of what we raise in this campaign will go towards sales and marketing. By engaging and educating, we will help empower those providers who perform medical testing.

- *Research & Development*
  30.0%
  Our initial product (version 1) has been on the market for 18+ months. We have learned a lot over those 18 months in both our customer need/problems, and how our software helps solve these problems. We have started the design of our version 2 (v2) of our software. 30% of our fundraise will go towards developing v2 to help accelerate our company and grow our market share.

- *Operations*
  14.5%
  14.5% of the fundraising will go towards normal business operations. Ongoing

general and administrative (e.g., legal, contractors) costs are estimated to be 16.5% of our fundraising goal.

If we raise the over allotment amount of $124,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  50.0%
  To date, we earned $425,000 in revenue on just $75,000 in marketing spent. That's a ROI of 450%. We are engaged with or building programs to target our target customer base including Digital marketing, Distributorship, Direct Sales, and Strategic Partners. However, we need to accelerate our marketing. Therefore, 50% of what we raise in this campaign will go towards sales and marketing. By engaging and educating, we will help empower those providers who perform medical testing.

- *Research & Development*
  30.0%
  Our initial product (version 1) has been on the market for 18+ months. We have learned a lot over those 18 months in both our customer need/problems, and how our software helps solve these problems. We have started the design of our version 2 (v2) of our software. 30% of our fundraise will go towards developing v2 to help accelerate our company and grow our market share.

- *Operations*
  14.5%
  14.5% of the fundraising will go towards normal business operations. Ongoing general and administrative (e.g., legal, contractors) costs are estimated to be 16.5% of our fundraising goal.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.addyourlabs.io/ (https://www.addyourlabs.io/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/addyourlabs

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TrueGen Health, Inc.

[See attached]

TrueGen Health, Inc.
Self-Certification of Financials

I, Frank Adamo, being the Founder, CEO, and majority owner of TrueGen Health, Inc., a Delaware Corporation, hereby certify as of the date of this Form C that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 1, 2021, and the related statements of income (deficit), stockholder's equity and cash flows for the dates ending December 1, 2021, and balance sheet of Company as of December 1, 2021, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the years ending December 31, 2022, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/
(Signature)

Frank Adamo

Frank Adamo
Founder and CEO
Date: 09/09/2022

EXHIBIT A

Financial Statements

NOTE: the financial information herein certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer. This is in accordance with Regulation Crowdfunding Rule 201(bb).

Set of financials included below for, the new Delaware Corporation, TrueGen Health, Inc. (incorporated December 1, 2021). See Note 1 in 'NOTES TO FINANCIAL STATEMENTS' below.

TrueGen Health, Inc.

Unaudited Financial Statements for the Period
December 1, 2021 (Inception)

TrueGen Health, Inc.

BALANCE SHEET
July 31, 2022 (Unaudited)

Assets	**12/1/2021**
Current Assets	
Cash and cash equivalents	$ 0.00
Accounts receivable	$ 0.00
Total Current Assets	$ 0.00
Intangible assets	$ 0.00
Less accumulated amortization	$ 0.00
Total Assets	$ 0.00
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts Payable	$ 0.00
Other Liabilities	$ 0.00

Partners' capital accounts	$ 0.00
Total Liabilities	$ 0.00
STOCKHOLDERS' EQUITY	
Common stock, $0.00 par value, 20,000 shares authorized	$ 0.00
20,000 shares issued as of December 20, 2021	$ 0.00
Additional paid in capital	$ 0.00
Other comprehensive income	$ 0.00
Accumulated deficit	$ 0.00
Total Stockholders' Equity	$ 0.00
Total Liabilities and Stockholders' Equity	$ 0.00

TrueGen Health, Inc.

STATEMENT OF OPERATIONS

December 2021 (Inception) thru July 31, 2022

	2022
Revenues	$ 0.00
Cost of Revenues	$ 0.00
Gross Profit (loss)	$ 0.00
Operating expenses	
General and Administration	$ 0.00
Depreciation	$ 0.00
Total operating expenses	$ 0.00
Net Income Before Tax	$ 0.00
Deferred Tax Asset	$ 0.00
Net Loss	$ 0.00
Other Comprehensive Income	
Foreign currency translation adjustments	$ 0.00

Comprehensive Loss	$ 0.00

TrueGen Health, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
December 2021 (Inception) thru July 31, 2022

	Common Stock Shares	Par Value	Additional Paid In Capital	Other Comprehensive Income	Retained Earnings	Total Stockholders Equity
Balance as of December1, 2021 (Inception)	0	$0	$0	$0	$0	$0
Net Income (Loss)	0	$0	$0	$0	$0	$0
Balance as of November 30, 2021	0	$0	$0	$0	$0	$0

TrueGen Health, Inc.

STATEMENT OF CASH FLOWS
December 2021 (Inception) thru July 31, 2022

Cash Flows from Operating Activities	
Net Income (Loss)	$ 0.00
Adjustments to reconcile net income (loss) to net cash provided by operations:	$ 0.00
Accumulated Amortization of Other Assets	$ 0.00
Credit or Line of Credit	$ 0.00
Deferred tax asset	$ 0.00
Changes in operating assets and liabilities:	$ 0.00
(Increase) Decrease in accounts receivable	$ 0.00
Increase (Decrease) in accounts payable	$ 0.00
Increase (Decrease) in deferred revenue	$ 0.00
Net cash used in operating activities	$ 0.00

Cash Flows from Investing Activities

Application Development	$ 0.00
Payments for internally developed software	$ 0.00
Net cash used in investing activities	$ 0.00
Cash Flows from Financing Activities	
Issuance of advances from related parties	$ 0.00
Issuance of common stock	$ 0.00
Net cash provided by financing activities	$ 0.00
Net change in cash and cash equivalents	$ 0.00
Cash and cash equivalents at beginning of period	$ 0.00
Cash and cash equivalents at end of period	$ 0.00

TrueGen Health, Inc.

NOTES TO FINANCIAL STATEMENTS

December 2021 (Inception) thru July 31, 2022

The financial information herein certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer. This is in accordance with Regulation Crowdfunding Rule 201(bb).

(OPTIONAL DISCLOSURES)

COVID 19

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak.

Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 1 – NATURE OF OPERATIONS

The original operating company, Adamo Diagnostics, LLC, was incorporated in Illinois as an LLC on April 22, 2020, headquartered in Hinsdale, IL. On December 1, 2021 a new operating company was formed as a Delaware C Corporation under the new name TrueGen Health, Inc. (which may be referred to as the “Company”, “we,” “us,” or “our”).

The Company has a limited operating history. These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations.

These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is 5 years for equipment and software.

The Company reviews the carrying value of fixed assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority): x Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. x Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means. x Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense as incurred.

Revenue Recognition

Effective April 23, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling software license subscriptions to clinical entities on a monthly basis. The Company's payments are generally collected upfront.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

NOTE 4 – STOCKHOLDERS' EQUITY

The total number of shares of Common Stock which the Corporation is authorized to issue is 20,000. The Corporation shall have two (2) classes of Common Stock: Class A Common Stock with 10,000 shares authorized and Class B Common Stock with 10,000 shares authorized.

NOTE 5 – SHARE-BASED COMPENSATION

The Company does have a share-based compensation plan as of January 1, 2021.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $250,000in Equity. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $250,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through November 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Adamo Diagnostics, LLC (DBA Add Your Labs)
Self-Certification of Financials

I, Frank Adamo, being the Founder, CEO, and majority owner of TrueGen Health, Inc. (DBA Add Your Labs), a Delaware Corporation, and Adamo Diagnostics, LLC (DBA Add Your Labs) hereby certify as of the date of this Form C that:

(i) the accompanying unaudited financial statements of the Company, in Exhibit A, comprise the balance sheet as of December 1, 2021, and the related statements of income (deficit), stockholder's equity and cash flows for the dates ending December 1, 2021, and balance sheet of Company as of December 1, 2021, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the years ending December 31, 2022, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/
(Signature)

Frank Adamo

Frank Adamo

Founder and CEO

Date: September 9, 2022

EXHIBIT A

Financial Statements

Add Your Labs

Profit and Loss

April 22, 2020 - July 31, 2022

	APR 22 - DEC 31, 2020	JAN - DEC 2021	JAN - JUL, 2022	TOTAL
Income				
Sales	117,588.05	220,483.02	67,456.73	$405,527.80
Total Income	**$117,588.05**	**$220,483.02**	**$67,456.73**	**$405,527.80**
Cost of Goods Sold				
Cost of Goods Sold	56,541.31	52,869.21	15,734.59	$125,145.11
Shipping - COGS	169.83	127.32		$297.15
Total Cost of Goods Sold	**$56,711.14**	**$52,996.53**	**$15,734.59**	**$125,442.26**
GROSS PROFIT	**$60,876.91**	**$167,486.49**	**$51,722.14**	**$280,085.54**
Expenses				
Advertising & Marketing	26,904.60	31,302.07	8,546.41	$66,753.08
Amortization	16,483.00	53,805.25	24,477.25	$94,765.50
Bank Charges & Fees	998.00	2,472.00	903.45	$4,373.45
Car & Truck			418.26	$418.26
Contractors		28,350.00	22,432.38	$50,782.38
Dues and Subscriptions		420.00		$420.00
Insurance	14,713.88	13,399.06	4,947.50	$33,060.44
Interest Paid	509.90	6,179.24	1,207.09	$7,896.23
Job Supplies	5,773.19	4,152.36	64.93	$9,990.48
Legal & Professional Services	5,493.00	5,217.19	9,227.49	$19,937.68
Meals & Entertainment	29.60	394.41	1,001.54	$1,425.55
Melio Credit card fee			237.80	$237.80
Office Supplies & Software	21,168.87	38,161.31	7,015.41	$66,345.59
Outside Services		1,352.00		$1,352.00
Postage	275.73	666.33	7.95	$950.01
Taxes & Licenses	204.50	122.70	76.69	$403.89
Uncategorized Expense			200.00	$200.00
Utilities		149.03	426.46	$575.49
Website Fees	422.59	1,008.08	959.31	$2,389.98
Total Expenses	**$92,976.86**	**$187,151.03**	**$82,149.92**	**$362,277.81**
NET OPERATING INCOME	**$ -32,099.95**	**$ -19,664.54**	**$ -30,427.78**	**$ -82,192.27**
Other Income				
CC Rewards	121.39			$121.39
Total Other Income	**$121.39**	**$0.00**	**$0.00**	**$121.39**
NET OTHER INCOME	**$121.39**	**$0.00**	**$0.00**	**$121.39**
NET INCOME	**$ -31,978.56**	**$ -19,664.54**	**$ -30,427.78**	**$ -82,070.88**

Add Your Labs

Balance Sheet

As of July 31, 2022

	APR 22 - DEC 31, 2020	JAN - DEC 2021	JAN - JUL, 2022
ASSETS			
Current Assets			
Bank Accounts			
Chase Checking (9853)	17,621.12	771.39	-6,248.38
Total Bank Accounts	**$17,621.12**	**$771.39**	**$ -6,248.38**
Other Current Assets			
Loans to Partners		480.00	2,553.81
Total Other Current Assets	**$0.00**	**$480.00**	**$2,553.81**
Total Current Assets	**$17,621.12**	**$1,251.39**	**$ -3,694.57**
Other Assets			
Accumulated Amortization of Other Assets	-16,483.00	-70,288.25	-94,765.50
Application Development	219,768.64	318,274.17	318,274.17
Total Other Assets	**$203,285.64**	**$247,985.92**	**$223,508.67**
TOTAL ASSETS	**$220,906.76**	**$249,237.31**	**$219,814.10**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Credit Cards			
American Express (1007)		2,709.26	1,434.21
Capital One (9980)	1,500.00	1,870.49	1,435.34
Discover CC (7023)	8,285.32	8,397.59	8,063.29
Jeffrey Lesniewicz			8,437.80
Total Credit Cards	**$9,785.32**	**$12,977.34**	**$19,370.64**
Other Current Liabilities			
Line of Credit		1,092.74	-1,790.10
Shareholder loan			-2,314.94
Total Other Current Liabilities	**$0.00**	**$1,092.74**	**$ -4,105.04**
Total Current Liabilities	**$9,785.32**	**$14,070.08**	**$15,265.60**
Total Liabilities	**$9,785.32**	**$14,070.08**	**$15,265.60**
Equity			
Additional paid in capital		254,831.73	254,831.73
Distributions		0.00	-190.95
Partner's Equity - FA	133,100.00	0.00	0.00
Partner's Equity - JL	50,000.00	0.00	0.00
Partner's Equity - PM	50,000.00	0.00	0.00
Partner's Equity - VN	10,000.00	0.00	0.00
Retained Earnings		0.04	-19,664.50
Net Income	-31,978.56	-19,664.54	-30,427.78
Total Equity	**$211,121.44**	**$235,167.23**	**$204,548.50**
TOTAL LIABILITIES AND EQUITY	**$220,906.76**	**$249,237.31**	**$219,814.10**

Add Your Labs

Statement of Cash Flows

April 22, 2020 - July 31, 2022

	APR 22 - DEC 31, 2020	JAN - DEC 2021	JAN - JUL, 2022	TOTAL
OPERATING ACTIVITIES				
Net Income	-31,978.56	-19,664.54	-30,427.78	$ -82,070.88
Adjustments to reconcile Net Income to Net Cash provided by operations:				$0.00
Loans to Partners		-480.00	-2,073.81	$ -2,553.81
Accumulated Amortization of Other Assets	16,483.00	53,805.25	24,477.25	$94,765.50
Accounts Payable (A/P)			0.00	$0.00
American Express (1007)		2,709.26	-1,275.05	$1,434.21
Capital One (9980)	1,500.00	370.49	-435.15	$1,435.34
Discover CC (7023)	8,285.32	112.27	-334.30	$8,063.29
Jeffrey Lesniewicz			8,437.80	$8,437.80
Line of Credit		1,092.74	-2,882.84	$ -1,790.10
Shareholder loan			-2,314.94	$ -2,314.94
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**26,268.32**	**57,610.01**	**23,598.96**	**$107,477.29**
Net cash provided by operating activities	**$ -5,710.24**	**$37,945.47**	**$ -6,828.82**	**$25,406.41**
INVESTING ACTIVITIES				
Application Development	-219,768.64	-98,505.53		$ -318,274.17
Net cash provided by investing activities	**$ -219,768.64**	**$ -98,505.53**	**$0.00**	**$ -318,274.17**
FINANCING ACTIVITIES				
Additional paid in capital		254,831.73		$254,831.73
Distributions		0.00	-190.95	$ -190.95
Partner's Equity - FA	133,100.00	-133,100.00		$0.00
Partner's Equity - JL	50,000.00	-50,000.00		$0.00
Partner's Equity - PM	50,000.00	-50,000.00		$0.00
Partner's Equity - VN	10,000.00	-10,000.00		$0.00
Retained Earnings		31,978.60		$31,978.60
Net cash provided by financing activities	**$243,100.00**	**$43,710.33**	**$ -190.95**	**$286,619.38**
NET CASH INCREASE FOR PERIOD	**$17,621.12**	**$ -16,849.73**	**$ -7,019.77**	**$ -6,248.38**

Adamo Diagnostics, LLC (dba Add Your Labs)
NOTES TO FINANCIAL STATEMENTS
As of July 31, 2022 (Unaudited)

Two sets of financials are provided for the for, 1- Below- the original Illinois-based LLC, Adamo Diagnostics, LLC, since April 22, 2020 (financials thru July 31, 2022 included) and; 2- above- the new Delaware Corporation, TrueGen Health, Inc. (incorporated December, 1, 2021). See TrueGen Health, Inc. self-certification disclosure. See Note 1 in 'NOTES TO FINANCIAL STATEMENTS' below.

The financial information herein certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer. This is in accordance with Regulation Crowdfunding Rule 201(bb).

(OPTIONAL DISCLOSURES)

COVID 19

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak.

Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 1 – NATURE OF OPERATIONS

The original operating company, Adamo Diagnostics, LLC, was incorporated in Illinois as an LLC on April 22, 2020, headquartered in Hinsdale, IL. On December 1, 2021 a new operating company was formed as a Delaware C Corporation under the new name TrueGen Health, Inc. (which may be referred to as the "Company", "we," "us," or "our").

The Company has a limited operating history. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see

Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations.

These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is 5 years for equipment and software.

The Company reviews the carrying value of fixed assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority): x Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. x Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means. x Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense as incurred.

Revenue Recognition

Effective April 23, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling software license subscriptions to clinical entities on a monthly basis. The Company's payments are generally collected upfront.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

NOTE 4 – STOCKHOLDERS' EQUITY

Membership Interests of the Members are represented by issued and outstanding 'Units'. As of September 30, 2021, the Company had 2 million Units issued and outstanding.

NOTE 5 – SHARE-BASED COMPENSATION

The Company does have a share-based compensation plan as of January 1, 2021.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $250,000in Equity. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $250,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through November 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

12 HOURS LEFT

Next Generation in Medical Laboratory Software

INVEST IN ADD YOUR LABS TODAY!

At Add Your Labs, we believe to have built one of the first customizable end-to-end Medical Laboratory Software Platforms, allowing labs to operate on a new level. Our SaaS platform delivers solutions to small and mid-sized medical testing laboratories to help alleviate the ...

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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ADD YOUR LABS
Testing Made Easy
Innovative Software Solutions for Medical Testing Labs

$56,148.75 Raised

Reasons to Invest

- There is a great demand for automated, integrated, and affordable software within the medical laboratory informatics market, and we're here to help labs with their digital transformation (source).

- 70% of today's medical decisions depend on laboratory test results (source), and the global laboratory informatics market is estimated to grow to $5.6 billion by 2026 at a 10.8% CAGR (source).

- We launched our first product in just 4 months after incorporating in 2020, and to date, we have earned $425,000 in revenue (ROI of 450%).

OVERVIEW

Add Your Labs: Testing Made Easy

Our goal is to help medical labs with their digital transformation. That's why our cloud-based software platform delivers both end-to-end, and process-specific solutions that allow labs to do more with less.

Add Your Labs can provide complete automated workflows, or can integrate with a lab's already established software system. In short, our software is highly customizable without the high cost. Our solutions fit specific needs to ensure we solve the common challenges medical labs face every day.

We aim to provide a higher-quality solution that requires less human intervention, and in turn improve the quality of healthcare, create better health outcomes, and reduce costs.


Innovative Software Designed 'By' And 'For' Clinical Testing Labs
ADD YOUR LABS
Your results are ready
Get Your Results
Launched
In 4 Months
$425K
Revenue
On Market
For 18 Months

THE PROBLEM & OUR SOLUTION

Innovative software designed to democratize custom workflows in lab testing

Medical testing labs across the US face a growing shortage of qualified laboratory personnel (source). Additionally, a recent survey of medical lab staff shows that 73% work in understaffed labs, with many unhappy in their roles (source). For too long, we believe clinical labs have not properly utilized digital tools to operate their business.



Medical Testing Labs Form The Backbone Of Our Health Care
14 Billion
U.S.Medical Lab Tests Are Performed Annually
70% Of Medical Decisions
Are Informed By Medical Lab Test Results
But The U.S. Is Facing A Growing Shortage Of Qualified Lab Personnel
7-11%
Vacancy Rates Nationwide, With Some Areas As High As 25%

Add Your Labs is a cloud-based B2B software system, utilizing a SaaS model with a quarterly or annual license fee. Using the latest in technology, our software can affordably set up automated and integrated workflows that are customizable for any size lab or function, while also connecting labs to their clients to provide an enhanced client experience.

Streamlining the operational and specific needs of these labs leads to:

- Minimized human error
- Increased productivity and profitability
- Faster time to results
- Increased testing volume



Our Software Platform Enables Medical Labs To Accomplish
MORE WORK
With LESS PEOPLE
Which Means...
Better Health Outcomes
Which Means...
Reduced Costs
Which Means...
Better Quality Healthcare

THE MARKET & OUR TRACTION

70% of today's medical decisions depend on laboratory test results (source)

This shows the important role that clinical labs play in today's healthcare system.

In 2020 the global clinical testing market size was $189.9 billion and is expected to grow to $327.4 billion by 2028, a 7.3% CAGR (source). Also, with the global laboratory informatics market estimated to grow to $5.6 billion by 2026 at a 10.8% CAGR, there is a great demand for better software, and for a product like Add Your Labs (source).


Clinical Lab Software
Global PAM
$3.4B
2021
$5.6B
2026


Add You Labs SAM Assumptions
INDEPENDENT LABS
2021 SAM: $501M
ASP: $2.5k/Mo ($30k/Yr)
Number Of Labs: 16.7k
PHYSICIAN OFFICE LABS
2021 SAM: $743M
ASP: $500/Mo ($6k/Yr)
Number Of Labs: 124k

We launched our first product just 4 months after incorporating, and to date, we have earned $425,000 in revenue with only spending $75,000 in marketing (ROI of 450%).

In the last 6 months alone, we brought on a co-founder to help continue to grow the company and also began designing version 2 of our software to aid our growth.



WHY INVEST

Digital software technologies are becoming increasingly important in medical lab testing

With the growing demand for custom automated solutions in the industry, we believe Add Your Labs can become a premier global software company for medical testing labs (source).


ADD YOUR LABS
The Next Generation
In Clinical Testing

In order to reach this goal, we would like to immediately expand our market share; therefore, the capital raised by the campaign will go towards sales and marketing expansion (50%), product development (30%), and G&A (20%).

Billions of dollars have been infused into the market over the last 2-years at unprecedented levels, so in our view, the adoption of more advanced types of software has only just begun (source).

This is your opportunity to get in on the ground floor of this critical and rapidly growing digital healthcare market and invest in a company that is offering a different and better solution with Add Your Labs.

ABOUT

HEADQUARTERS
932 S BRUNER ST
HINSDALE, IL 60521

VALUATION
$7M

At Add Your Labs, we believe to have built one of the first customizable end-to-end Medical Laboratory Software Platforms, allowing labs to operate on a new level. Our SaaS platform delivers solutions to small and mid-sized medical testing laboratories to help alleviate the critical and growing shortage of qualified laboratory personnel. Currently, in the market, we are excited about the generated revenue and ROI, that we've achieved thus far.

TEAM



Frank Adamo
Founder and CEO

19 years of experience in healthcare (clinical testing) at Abbott Labs, J&J, and PerkinElmer

Developed & launched new clinical testing products globally

Founded (2017) and launched (2020) Visible Genomics

Founded and launched Add Your Labs (2020)



David Haines
Co-founder and Lead Developer

Full-stack developer for Add Your Labs

Taught full-stack development to military personnel

Product development in healthcare and integrated clinical testing

David is motivated to apply his skills to prosocial development

TERMS

Add Your Labs

Overview

PRICE PER SHARE
$2

VALUATION
$7M

DEADLINE
Dec 21, 2022

AMOUNT RAISED
$56,148.75

Breakdown

MIN INVESTMENT
$200.00

OFFERING TYPE
Equity

MAX INVESTMENT
$124,000.00

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
5,000

SHARES OFFERED
Class B Common Stock

MAX NUMBER OF SHARES OFFERED
62,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company : TrueGen Health, Inc.

Corporate Address : 932 S BRUNER ST, HINSDALE, IL 60521

Offering Minimum : $10,000.00

Offering Maximum : $124,000.00

Minimum Investment Amount (per investor) :	**$200.00**

Terms

Offering Type :	**Equity**
Security Name :	**Class B Common Stock**
Minimum Number of Shares Offered :	**5,000**
Maximum Number of Shares Offered :	**62,000**
Price per Share :	**$2.00**
Pre-Money Valuation :	**$7,000,000.00**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an 10% bonus shares

Amount-Based:

$1,000+

Tier 1 | $1,000

2% Bonus Shares

$1,500+

Tier 2 | $1,500

4% Bonus Shares

$2,500+

Tier 3 | $2,500

6% Bonus Shares

$5,000+

Tier 4 | $5,000

8% Bonus Shares

$10,000+

Tier 5 | $10,000

12% Bonus Shares

$20,000+

Tier 6 | $20,000

20% Bonus Shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Add Your Labs will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.00 per share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

NEW UPDATES

12.19.22

LAST DAY TO INVEST INTO ADD YOUR LABS! Don't miss out!

Hi All,

Our campaign ends tomorrow. You have until the end of the day (12/20) to invest in our company! Please hurry before it is too late! We would love to have you be part of our Mission!

We are doing great things with our cloud-based software solutions to help medical lab professionals fight burnout! Remember, medical lab testing is the single highest volume medical procedure with over 14 billion tests run every year (ref 1 and ref 2)! 70% of all medical decisions are influenced by testing (reference 2).

Remember to take advantage of **bonus shares**. You can see how many bonus shares you can earn with your investment in our campaign page and below.

Thank you for those who have supported us! We look forward to great things with you!

Best,

Frank Adamo

CEO and Founder of TrueGen Health, Inc. (dba Add Your Labs)

Amount of bonus shares based on dollar amount invested*:

Tier 1 | $1,000 investment, receive 2% Bonus Shares

Tier 2 | $1,500 investment, receive 4% Bonus Shares

Tier 3 | $2,500 investment, receive 6% Bonus Shares

Tier 4 | $5,000 investment, receive 8% Bonus Shares

Tier 5 | $10,000 investment, receive 12% Bonus Shares

Tier 6 | $20,000 investment, receive 20% Bonus Shares

*All perks occur when the offering is completed.

Show More Updates

ALL UPDATES

12.16.22

Bonus shares available with an Add Your Labs investment

Hello StartEngine Investors and Followers!

Just 4 days remaining in our crowdfunding campaign. Don’t forget additional bonus shares are available depending on the investment amount. Below is the amount of Bonus shares you can receive based on the investment amount.

Amount of bonus shares based on dollar amount invested*:

Tier 1 | $1,000 investment, receive 2% Bonus Shares

Tier 2 | $1,500 investment, receive 4% Bonus Shares

Tier 3 | $2,500 investment, receive 6% Bonus Shares

Tier 4 | $5,000 investment, receive 8% Bonus Shares

Tier 5 | $10,000 investment, receive 12% Bonus Shares

Tier 6 | $20,000 investment, receive 20% Bonus Shares

**All perks occur when the offering is completed.*

All the best!

Frank

ceo and founder, Add Your Labs

12.09.22

Just 11 Days Remaining! Invest in Add Your Labs Today!

Hi Truegen Health, Inc. (dba 'Add Your Labs') Followers,

We appreciate you following us during our campaign! Don't miss out! There are just 11 days remaining in our campaign! We would love for you to join our family! Please hurry before time runs out!

If you still are unsure about investing into us, please do not hesitate to send us questions.

All the best!

Frank Adamo, Founder and CEO


ADD YOUR LABS
Testing Made Easy
Please Invest Today Before it is Too Late!

12.07.22

Add Your Labs' Demo video #2

Hello StartEngine Investors and Followers!

As promised, our 2nd demo video has been published.

David, our co-founder, did a great job illustrating how our software works! Take a look!

And if you haven't yet invested, please do so today! Only 13 days remaining in the campaign.

ADxLIMS Demo Video

All the best!

Frank

ceo and founder, Add Your Labs

11.21.22

New Add Your Labs' Product Demo Video

Hello! My name is David Haines, and I'm the Lead Engineer and Co-Founder here at Add Your Labs. I want to thank you all for your support as we continue to build and grow – truly, thank you!

We are proud of what we've built so far, and we look forward to continuing to provide strong, affordable software solutions for independent labs and healthcare companies.

I wanted to share our new demo video – recorded and narrated by yours truly – which showcases one of our software solutions built to help labs efficiently connect/engage with their clients and process test orders. See video here.

Please watch our demo and let us know if you have any questions. We will be releasing another demo video shortly for our software solution that focuses more on internal lab operations, a Lab Information Management System (LIMS).

Warm Regards,

David

Demo Video


Top of the Hour News
NEW DEMO VIDEO IS HERE!
ADD YOUR LABS
Testing Made Easy
start engine

11.15.22

Reasons to invest in Add Your Labs

Hello Add Your Labs Followers!

You are following us for a reason! But there is something that is holding you back from making that investment today!

As we continue to make significant progress in pursuit of our Mission, which we are passionately focused on, I wanted to give you reasons why you should Invest in Add Your Labs!

Here is a short list of reasons why:

1. **Our Mission** is to improve the quality of health care while lowering costs by building operational efficiencies within medical labs with our innovative software solutions. Why is this approach important and why is it critical to all of us? It may matter to you because:
   - 14 billion medical lab tests are ordered every year. As Dr. Rodney Rohde, professor of clinical laboratory science at Texas State University, told Forbes that, "***Lab testing is the single highest-volume medical activity affecting Americans...Simply put, every time you enter a hospital or health care facility for care, your life is in the hands of a medical laboratory professional***." (Source)
   - 70% of all medical decisions are informed by medical testing (Source)
2. **Market opportunity**- Billion-dollar market opportunity
   - the market (U.S. Clinical Laboratory Software Market) we are addressing is estimated to grow to $5.6 billion by 2026 (10.8% 5-year growth estimate) Source, which outpaces the growth of the overall health care market, estimated to grow 6% between 2021 and 2025 (Source)
3. **Team:** the Add Your Labs' founders have over 20 years' experience in medical testing and technology
   - we have worked at the world's greatest health care product companies (e.g., Abbott Labs and J&J), and we are poised to bring success to Add Your Labs.
4. **Ownership:** this is an opportunity for you to become an owner in our company for just $200!

Thank you for your support!

Add Your Labs team

11.10.22

Add Your Labs Reaches $50k!

Hello Investors and Followers!

Add Your Labs has reached a new milestone in our StartEngine crowdfunding campaign!!

Thanks to you, we hit $50k!! Across 27 investors, the average investment has been $1,850!

We continue toward our goal! We cannot do it without you!

If you have already invested in us, please share our campaign link with your friends and family! You can forward them this link: https://www.startengine.com/offering/addyourlabs

If you haven't already invested, please do so today to help us achieve our critically important Mission!

With your help, we will continue to improve the quality of healthcare while lowering costs. By enabling clinical labs to deliver higher quality results more efficiently, our innovative software helps fight the burnout of overworked medical lab professionals!

Thank you again for your continued support!

Warmest Regards,

Frank Adamo, Add Your Labs ceo



ADD YOUR LABS
Testing Made Easy
Top of the Hour News
ADD YOUR LABS
Reaches $50k on
start engine
INVEST TODAY!
https://www.startengine.com/addyourlabs

11.04.22

Add Your Labs' Product Description!

Add Your Labs Investors and Followers!

I was speaking with a potential investor this week, and after reviewing our pitch deck, he still had questions on what exactly our software does. It is very important to me that all investors and potential investors understand what our software does and how we build value for our clients.

To better explain how our software works, below are both written and visual explanations:

- Our software solutions are specifically designed for clinical laboratories, a critical part of our health care industry
- We offer several software applications (i.e. products) which can be used together or separate
- Our software integrates easily with other software systems creating more automated workflows
- Traditional lab software [aka 'laboratory information management systems (LIMS)] only focus on the laboratory operations. We focus on both the laboratory and business operations
- Our cloud-based software applications can be described in 3 main categories:
    1. Client interfacing software
        - Management & engagement tools for the lab's client operations
            - Physician & patient portals
            - Lab's client (e.g., nursing home) organization management tools
    2. Order management software
        - Comprehensive online inbound order management, fulfillment, & tracking
        - Complete shipping carrier integration (e.g., order & label generation, tracking)
        - Specialty order processing, including, sample collection appointment and/or education (e.g., scheduling, telehealth, sample collection, inbound sample shipping & tracking)
    3. LIMS software
        - Laboratory operations: Sample accessioning, sample/data management & tracking
        - Testing worksheet set up and management
        - Instrument integrations
        - Data integration, transfer/sharing, & reporting

Below are workflow examples that are managed by our software:



Order Inbound and fulfillment
ADx System Workflow Design
ADD YOUR LABS
Testing Made Easy
Shipping
R&D Prepares Collection Kit
Sample Collection
Order Entry
Clinical Affairs
Scheduling
Telehealth
Patient Info
Google Cloud Database
Highly Confidential. For discussion purposes. Copyright Add Your Labs.



Sample Inbound & Results Reporting
ADx System Workflow Design
ADD YOUR LABS
Testing Made Easy
Sample Collection
Shipping
Lab Receiving
Lab Ops
Business
Patient
EHR
Doctor
Test Results
Highly Confidential. For discussion purposes. Copyright Add Your Labs.



Laboratory Software Platform (LSP)
Fully Integrated & Automated System Overview
A Digital Platform that will replace or enhance current LIMS/LIS for Clinical Laboratories
Lab Instrument Integrations
Sample Processing
Sample
Order Entry
Patient Info
Google Cloud Database
Business
Patient
EHR
Doctor

I hope this provides you with a little more detail about what our software does!

Clinical labs in the U.S. are just starting their digital evolution! Don't miss out on this amazing opportunity!

If you have any follow-up questions, please feel free to post them here.

Thank you for your support!

Frank Adamo, ceo and founder of Add Your Labs

10.17.22

Add Your Labs New Product Pilot!

Add Your Labs Investors and Followers!

I will start each update with a BIG THANK YOU! Thank you to our investors! We couldn't do this without you! And to our Followers, who haven't joined us yet, we can't wait for you to join the team! Today is a perfect day to invest into Add Your Labs!

We wanted to share some good news about the progress we have made in our product development.

Add Your Labs has signed an agreement with a genetics testing company who offers the latest in genetic testing technology for skin conditions. The agreement is for the company to perform a Pilot Study with Add Your Labs' new software product! The company's name will be released soon in a formal press release which we will share with you.

We are very excited about our new application and the Pilot! The anticipated timeframe of commencement is within the next 2-3 weeks.

Building this specific application will allow us to aggressively market to genetic testing companies. The software will provide genetic testing labs an advanced commercial client interface. Our application will automate the entire testing order workflow, allowing labs to offer testing much more efficiently! More details are to come in the press release.

Thank you for your support!

Frank Adamo, ceo and founder of Add Your Labs



10.10.22

$2,000 - Average Investment in Add Your Labs!

Add Your Labs Investors and Followers!

We thought we'd highlight where we stand with our Regulated Crowdfunding campaign!

As of today, we've been fortunate enough to have 24 investors, whose combined contributions on StartEngine totaled just over $48,000! That comes out to an average of more than $2,000 per person, which is 10 times higher than our minimum investment of $200!

Thank you for your support!


ADD YOUR LABS
Testing Made Easy
Average $2,000
per investor
(10x minimum investment)
Thank you for your
Trust and Support!

Show More Updates

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Add Your Labs.

$200.00

STARTENGINE OWNER'S BONUS

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JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

SH **Scott Hinkle** 30 INVESTMENTS

SE Investor • a month ago

I love a good SAAS opportunity, but I am worried about your focus...

How active are you in this company vs. the other one you've founded ...

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2 0

SH **Scott Hinkle** 30 INVESTMENTS

SE Investor • a month ago

Can you provide more details as to your exit from the previous company (did you sell, etc.)?

0

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AP **Ajith Kumar Potluri** 140 INVESTMENTS

SE Investor • 2 months ago

Hi Frank

Big guys in the market like Quest diagnostics and Lab Corp has their own software like your software or is there any chance they can be ...

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1 0

Frank Adamo
Add Your Labs • 2 months ago

Hi Ajith, thank you so much for your questions! Big players such as Quest and LabCorp usually will have a combination of their own and 3rd party software such as ours. In the future we will ...
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1

Tarun Gupta
3 months ago

Hello Frank, Congratulations on increasing revenue since the launch.
Hope the V2 Launch will bring more success to you.
When did you launch your company? April 2020 or April 2022?

1 0

Frank Adamo
Add Your Labs • 3 months ago

Hi Tarun, The original company was launched in April 2020. I see the typo in the timeline. Thank you!
Best, Frank

0

Ajith Kumar Potluri 140 INVESTMENTS
SE Investor • 3 months ago

Hello Frank
Please explain me in simple terms what is your software and how does it help to labs...
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1 0

Frank Adamo
Add Your Labs • 3 months ago

Hello Ajith, thanks so much for your question! Our software solutions help clinical labs streamline their operations. For example, some simple things it does, is take paper and manual ...
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1

William Tisdale 20 INVESTMENTS
SE Investor • 3 months ago

Why did you guys decide to raise 124k as opposed to the regular 1 million plus?

2 0

William Tisdale 20 INVESTMENTS
SE Investor • 3 months ago

Good deal, thanks for the quick reply!

0

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Transcript:

Add Your Labs' has developed the Next Generation in Medical Laboratory Software

My name is Frank Adamo and I am the Founder and CEO of Add Your Labs. With co-founder and lead technology developer, David Haines, we are proud to tell you more about Add Your Labs.

The COVID-19 pandemic impacted all of our lives! It had a significant impact on our healthcare system. But more specifically, it had the biggest impact on our medical testing laboratories.

Medical testing is an essential part of our healthcare system for the diagnosis and treatment of disease. In fact, 14 billion laboratory tests are ordered every year. The results of these tests inform 70% of medical decisions.

https://www.cdc.gov/csels/dls/strengthening-clinical-labs.html

This highlights how critical medical laboratory testing is for our healthcare. However, medical testing labs are facing a critical shortage in qualified personnel! In some areas, there is up to a 25% vacancy rate. And unfortunately, labs cannot turn to existing software systems to help fill this void.

Many current software systems lack the functionality & connectivity that is necessary to help medical labs run more efficiently. Labs' profitability and quality suffer due to the lack of efficiency from current software. Clinical labs have been forced into using several different software systems to operate their lab and business.

And what's worse! Many labs cannot connect with their clients.

It is our opinion that, the labs that provide the best Client Experience will be the labs' that continue to gain market share!

At Add Your Labs we have developed the latest in software solutions for medical testing labs. Our software is highly customizable which maximizes functionality and ensures privacy and security.

Our software automates tasks and workflows to decrease hands-on time and increase quality, by minimizing human error.

By integrating lab and business processes, operational business silos can be eliminated, leading to greater efficiencies. And we enhance connectivity with partners and clients, which can provide a better customer experience leading to growth.

Our software was built WITH medical labs, FOR medical labs. So we understand the problems they face. Our affordable customized solutions help automate, integrate, manage, and connect with clients. We have designed our software to help labs become more productive while saving money.

Because we all depend on medical testing for better healthcare, we believe crowdfunding gives people a chance to invest in a critical segment of medicine. And be a part of a rapidly growing billion-dollar market with a company who is implementing innovative ideas to grow into a premier software provider within the 4 trillion-dollar US healthcare market.

We believe that with better software, Labs can provide a higher quality of testing, all leading to Better Healthcare!

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "TRUEGEN HEALTH, INC.", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF AUGUST, A.D. 2022, AT 12:25 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE DELAWARE 1793 1847

6434454 8100
SR# 20223359092

Authentication: 204262373
Date: 08-26-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:25 PM 08/25/2022
FILED 12:25 PM 08/25/2022
SR 20223359092 - File Number 6434454

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

TRUEGEN HEALTH, INC. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on December 1, 2021 (the "**Certificate of Incorporation**").

2. Article 4 of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

> The total number of shares of Common Stock that the Corporation is authorized to issue is 5,000,000, consisting of 3,500,000 shares of Class A Common Stock, $0.01 par value per share, and 1,500,000 shares of Class B Common Stock, $0.01 par value per share. The Class A Common Stock shall be voting stock. The holders of the Class A Common Stock (the "**Class A Stockholders**") shall be entitled to cast (1) vote per share of Class A Common Stock on all matters coming before a vote of the stockholders. The Class B Common Stock shall be non-voting stock, and the holders of Class B Common Stock (the "**Class B Stockholders**") shall not be entitled to receive notice of or attend meetings of the stockholders, or cast votes on matters coming before a vote of the stockholders, except as required by applicable law.
>
> Upon the filing and effectiveness (the "**Effective Time**") pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, a 3,500-for-1 forward stock split for each share of Class A Common Stock outstanding immediately prior to such time shall automatically and without any action on the part of the holders thereof occur (the "**Forward Stock Split**"). The par value of the Class A Common Stock shall remain $0.01 per share. This conversion shall apply to all shares of Class A Common Stock.
>
> All certificates representing shares of Class A Common Stock outstanding immediately prior to the filing of this Certificate of Amendment shall immediately after the filing of this Certificate of Amendment represent instead the number of shares of Class A Common Stock as provided above. Each Class A Stockholder shall surrender his, her or its stock certificate or certificates to the Corporation, and upon such surrender the Corporation will issue a certificate for the correct number of shares of Class A Common Stock to which the holder is entitled under the provisions of this Certificate of Amendment.

3. This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 24th day of August, 2022.

By /s/Frank Adamo
Authorized Officer
Title: President

Name: Frank Adamo